   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 SCHEDULE 13D
                               (AMENDMENT NO. 2)
      (PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          CAMBRIDGE SOUNDWORKS, INC.
                               (NAME OF ISSUER)

                          CSW ACQUISITION CORPORATION
                           CREATIVE TECHNOLOGY LTD.
                      (NAME OF PERSONS FILING STATEMENT)

                          COMMON STOCK, NO PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                   132514100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                  NG KEH LONG
                          CREATIVE TECHNOLOGY LTD. &
                          CSW ACQUISITION CORPORATION
                        31 INTERNATIONAL BUSINESS PARK
                               CREATIVE RESOURCE
                               SINGAPORE 609921
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                  Copies to:

              JOHN D. DANFORTH                              STEVEN J. TONSFELDT
             CREATIVE LABS, INC.                             VENTURE LAW GROUP
             1901 MCCARTHY BLVD.                         A PROFESSIONAL CORPORATION
             MILPITAS, CA 95035                             2800 SAND HILL ROAD
               (408) 428-6600                               MENLO PARK, CA 94025
                                                               (650) 854-4488

                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

            TRANSACTION VALUATION                           AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
                $37,051,942*                                      $7,411**

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
* For purposes of fee calculation only. The total transaction value is based on 3,804,824 Shares outstanding as of October 23, 1997 less 912,294 Shares owned by Parent and Purchaser, plus 576,753 Shares reserved for future issuance pursuant to outstanding stock options, multiplied by the offer price of $10.68 per Share.

** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).

            Amount Previously Paid: N/A           Filing Parties: N/A
            Form or Registration No.: N/A         Date Filed: N/A

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

  CUSIP NO. 132514100                14D-1



 1.
  NAME OF REPORTING PERSONS
  SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

  CREATIVE TECHNOLOGY LTD.
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                 (b) [_]
  N/A

--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCE OF FUNDS

  WC
--------------------------------------------------------------------------------

 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEM 2(e) OR 2(f)                                                   [_]

  N/A
--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION

  SINGAPORE
--------------------------------------------------------------------------------

 7.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,169,608
--------------------------------------------------------------------------------

 8.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                         [_]

  N/A
--------------------------------------------------------------------------------

 9.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

  28.8%
--------------------------------------------------------------------------------

10.
  TYPE OF REPORTING PERSON

  CO

  CUSIP NO. 132514100                14D-1



 1.
  NAME OF REPORTING PERSONS
  SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

  CSW ACQUISITION CORPORATION
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                 (b) [_]
  N/A
--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCE OF FUNDS

  AF
--------------------------------------------------------------------------------

 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEM 2(e) OR 2(f)                                                   [_]

  N/A
--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION

  MASSACHUSETTS
--------------------------------------------------------------------------------

 7.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,169,608
--------------------------------------------------------------------------------

 8.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                         [_]

  N/A
--------------------------------------------------------------------------------

 9.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

  28.8
--------------------------------------------------------------------------------

10.
  TYPE OF REPORTING PERSON

  CO

                                  INTRODUCTION

  This Tender Offer Statement on Schedule 14D-1 and Amendment No. 2 to Schedule 13D (this "Statement") relates to the offer by CSW Acquisition Corporation ("Purchaser"), a Massachusetts corporation and a wholly owned subsidiary of Creative Technology Ltd., a Singapore corporation ("Parent"), to purchase all outstanding shares of common stock, no par value (the "Shares"), of Cambridge SoundWorks, Inc., a Massachusetts corporation (the "Company"), at a price of $10.68 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 30, 1997, by and among Parent, the Purchaser and the Company, which provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth therein, the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation, and each issued and outstanding Share (other than any Shares held in the treasury of the Company or owned by the Purchaser, Parent or any subsidiary of Parent or the Company, and other than Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with the Business Corporation Law of the Commonwealth of Massachusetts) will be converted into the right to receive in cash, without interest, an amount equal to the price paid per Share in the Offer.

  The information contained in this Statement concerning the Company, including, without limitation, information concerning the background of the transaction, the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the Company's financial advisor, and the Company's capital structure and historical financial information, was supplied by the Company. Parent and the Purchaser take no responsibility for the accuracy of such information.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Cambridge SoundWorks, Inc., a Massachusetts corporation (the "Company"), which has its principal executive offices at 311 Needham Street, Newton, Massachusetts 02164.

  (b) The class of equity securities being sought is all the outstanding shares of common stock, no par value (the "Shares"), of the Company. The information set forth in the Offer to Purchase under "INTRODUCTION" is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in the Offer to Purchase under "THE OFFER--Price Range of the Shares" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Statement is filed by the Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Offer to Purchase under "INTRODUCTION," "THE OFFER--Certain Information Concerning the Purchaser and Parent" and in Schedule I and are incorporated herein by reference.

  (e)-(f) During the last five years, none of Purchaser, Parent, nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger," "THE OFFER--Certain Information Concerning the Purchaser and Parent" and "THE OFFER--Intercompany Arrangements Between Parent and the Company" is incorporated herein by reference.

  (b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS-- Purpose and Structure of the Offer and the Merger; Reasons of Parent and the Purchaser for the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger," "SPECIAL FACTORS--The Merger Agreement," "THE OFFER--Certain Information Concerning the Company" and "THE OFFER --Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in the Offer to Purchase under "THE OFFER--Financing of the Offer and the Merger" is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Parent and the Purchaser for the Offer and the Merger," "SPECIAL FACTORS-- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger" and "SPECIAL FACTORS--The Merger Agreement" is incorporated herein by reference.

  (f)-(g) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger" and "THE OFFER--Effect of the Offer on the Market for the Shares; NASDAQ Quotation and Exchange Act Registration" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) The information set forth in the Offer to Purchase under "THE OFFER-- Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference.

  (b) Not applicable.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS --Background of the Offer and the Merger," "SPECIAL FACTORS-- Purpose and Structure of the Offer and the Merger; Reasons of Parent and the Purchaser for the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger," "SPECIAL FACTORS--The Merger Agreement" and "THE OFFER--Certain Information Concerning the Purchaser and Parent" and "THE OFFER--Intercompany Agreements between Parent and the Company" is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Offer to Purchase under "THE OFFER--Fees and Expenses" is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b)-(c) The information set forth in the Offer to Purchase under "THE OFFER--Certain Legal Matters" is incorporated herein by reference.

  (d) The information set forth in the Offer to Purchase under "THE OFFER-- Effect of the Offer on the Market for the Shares; NASDAQ Quotation and Exchange Act Registration" is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, and the Agreement and Plan of Merger, dated as of October 30, 1997, by and among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)  Form of Offer to Purchase, dated November 3, 1997.
   (a)(2)  Form of Letter of Transmittal.
   (a)(3)  Form of Letter from Georgeson & Company Inc. to Brokers, Dealers,
           Commercial Banks, Trust Companies and Nominees.
   (a)(4)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust
           Companies and Nominees to Clients.
   (a)(5)  Form of Notice of Guaranteed Delivery.
   (a)(6)  Form of Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
   (a)(7)  Summary Advertisement as published in The Wall Street Journal on
           November 3, 1997.
   (a)(8)  Text of Press Release, dated October 6, 1997, issued by Cambridge
           SoundWorks, Inc. (incorporated herein by reference to Exhibit 1 to the Schedule 13D (Amendment No. 1) filed by Creative Technology Ltd.
           with the SEC on October 8, 1997).
   (a)(9)  Text of Joint Press Release, dated October 31, 1997, issued by
           Cambridge SoundWorks, Inc. and Creative Technology Ltd.
   (a)(10) Text of Press Release, dated November 3, 1997, issued by Creative
           Technology Ltd.
   (b)     Not applicable.
   (c)(1) Agreement and Plan of Merger, dated as of October 30, 1997, by and among Creative Technology Ltd., CSW Acquisition Corporation and
           Cambridge SoundWorks, Inc.
   (c)(2) Employment Agreement, dated February 18, 1997, between the Company and Thomas J. DeVesto, as amended and restated effective October 29, 1997.
   (c)(3)  Common Stock and Warrant Purchase Agreement, dated as of February
           20, 1997, by and between Creative Technology Ltd. and Cambridge
           SoundWorks, Inc.(A)

   (c)(4) Common Stock Purchase Warrant, dated as of February 28, 1997, having
          Creative Technology Ltd. as Registered Holder.(A)
   (c)(5) Investors' Rights Agreement, dated as of February 28, 1997, between
          Creative Technology Ltd. and Cambridge SoundWorks, Inc.(A)
   (c)(6) Exclusive Distribution Agreement, dated as of February 28, 1997, between Creative Technology Ltd. and Cambridge SoundWorks, Inc.(A)
   (c)(7) Voting Agreement, dated as of February 28, 1997, by and among Creative Technology Ltd., Cambridge SoundWorks, Inc., Henry E. Kloss and Thomas J. DeVesto (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Creative Technology Ltd. with the SEC on March 19, 1997).
   (c)(8) Mutual Confidentiality and Non-Disclosure Agreement, dated October
          18, 1996, between Creative Labs, Inc. and Cambridge SoundWorks, Inc.
   (d)    Not applicable.
   (e)    Not applicable.
   (f)    Not applicable.

--------
(A) Incorporated herein by reference to the Report on Form 10-Q for the fiscal quarter ended March 30, 1997, filed by Cambridge SoundWorks, Inc. with the SEC on May 14, 1997.

                                  SIGNATURES

  After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         CREATIVE TECHNOLOGY LTD.

                                         By: /s/ Ng Keh Long
                                         ___________________________________
                                         Name: Ng Keh Long
                                         Title: Vice President, Corporate
                                         Treasurer and Acting
                                         Chief Financial Officer

                                         CSW ACQUISITION CORPORATION

                                         By:/s/ Ng Keh Long
                                         ___________________________________
                                         Name: Ng Keh Long
                                         Title: Vice President and Treasurer

Dated: November 3, 1997

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 (a)(1)  Form of Offer to Purchase, dated November 3, 1997.
 (a)(2)  Form of Letter of Transmittal.
 (a)(3)  Form of Letter from Georgeson & Company Inc. to Brokers, Dealers,
         Commercial Banks, Trust Companies and Nominees.
 (a)(4)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees to Clients.
 (a)(5)  Form of Notice of Guaranteed Delivery.
 (a)(6)  Form of Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9.
 (a)(7)  Summary Advertisement as published in The Wall Street Journal on
         November 3, 1997.
 (a)(8)  Text of Press Release, dated October 6, 1997, issued by Cambridge
         SoundWorks, Inc. (incorporated herein by reference to Exhibit 1 to the
         Schedule 13D (Amendment No. 1) filed by Creative Technology Ltd. with the SEC on October 8, 1997).
 (a)(9)  Text of Joint Press Release, dated October 31, 1997, issued by
         Cambridge SoundWorks, Inc. and Creative Technology Ltd.
 (a)(10) Text of Press Release, dated November 3, 1997, issued by Creative
         Technology Ltd.
 (b)     Not applicable.
 (c)(1)  Agreement and Plan of Merger, dated as of October 30, 1997, by and among Creative Technology Ltd., CSW Acquisition Corporation and
         Cambridge SoundWorks, Inc.
 (c)(2)  Employment Agreement, dated February 18, 1997, between the Company and
         Thomas J. DeVesto, as amended and restated effective October 29, 1997.
 (c)(3)  Common Stock and Warrant Purchase Agreement, dated as of February 20,
         1997, by and between Creative Technology Ltd. and Cambridge
         SoundWorks, Inc.(A)
 (c)(4)  Common Stock Purchase Warrant, dated as of February 28, 1997, having
         Creative Technology Ltd. as Registered Holder.(A)
 (c)(5)  Investors' Rights Agreement, dated as of February 28, 1997, between
         Creative Technology Ltd. and Cambridge SoundWorks, Inc.(A)
 (c)(6)  Exclusive Distribution Agreement, dated as of February 28, 1997, between Creative Technology Ltd. and Cambridge SoundWorks, Inc.(A)
 (c)(7)  Voting Agreement, dated as of February 28, 1997, by and among Creative
         Technology Ltd., Cambridge SoundWorks, Inc., Henry E. Kloss and Thomas
         J. DeVesto (incorporated herein by reference to Exhibit 1 to the
         Schedule 13D filed by Creative Technology Ltd. with the SEC on
         March 19, 1997).
 (c)(8)  Mutual Confidentiality and Non-Disclosure Agreement, dated October 18,
         1996, between Creative Labs, Inc. and Cambridge SoundWorks, Inc.
 (d)     Not applicable.
 (e)     Not applicable.
 (f)     Not applicable.

--------
(A) Incorporated herein by reference to the Report on Form 10-Q for the fiscal quarter ended March 30, 1997, filed by Cambridge SoundWorks, Inc. with the SEC on May 14, 1997.